Remgro
Limited

SUPPL

CARPE DIEM OFFICE PARK, QUANTUM STREET, TECHNO PARK, STELLENBOSCH 7600 · PO BOX 456, CAPE TOWN 8000
TELEPHONE: 021 888 3300 · TELEFAX: 021 888 3399

19 June 2007

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549-0302
United States of America

Fax number: 001 202 942 9626/7

RECEIVED
2007 JUN 19 A 7:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

REMGRO LIMITED (FILE NO 82-5106) – RULE 12g3-2(b)

Ladies and Gentlemen

In connection with Remgro's (the "Company's") exemption pursuant to rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we wish to formally notify you that effective on 18 June 2007 Mr M M Morobe was appointed as an independent non-executive director of this Company.

The current members of the Board of Directors are:-

Mr Johann P Rupert	Non-Executive Chairman
Dr E de la H Hertzog	Non-Executive Deputy Chairman
Mr M H Visser	Chief Executive Officer
Mr P E Beyers	
Mr W E Bührmann	
Mr G D de Jager	
Mr J W Dreyer	
Mr D M Falck	
Mr P K Harris	
Mr J Malherbe	
Mr M M Morobe	
Mrs J A Preller	
Mr D Prins	
Miss M D C D N C Ramos	
Mr F Robertson	
Mr T van Wyk	

PROCESSED
JUN 21 2007
THOMSON FINANCIAL

07024526

This information is being furnished under paragraph (b)(1)(i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at telephone number (2721) 888 3311 or Robert M Chilstrom of Skadden, Arps, Slate, Meagher & Flom in New York at 212-735-2588 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Mr Chilstrom of Skadden, Arps, Slate, Meagher & Flom at 4 Times Square, New York, NY, 10036-6522.

Yours sincerely,

M Lubbe
Company Secretary

dlw 6/20

cc: Mr Robert M. Chilstrom
Mr Mahmoud Salem

Remgro
Limited

CARPE DIEM OFFICE PARK, QUANTUM STREET, TECHNO PARK, STELLENBOSCH 7600 · PO BOX 456, CAPE TOWN 8000
TELEPHONE: 021 888 3300 · TELEFAX: 021 888 3399

19 June 2007

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549-0302
United States of America

Fax number: 001 202 942 9626/7

REMGRO LIMITED (FILE NO 82-5106) -- RULE 12g3-2(b)

Ladies and Gentlemen

In connection with Remgro's (the "Company's") exemption pursuant to rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we wish to formally notify you that effective on 18 June 2007 Mr M M Morobe was appointed as an independent non-executive director of this Company.

The current members of the Board of Directors are:-

Mr Johann P Rupert	Non-Executive Chairman
Dr E de la H Hertzog	Non-Executive Deputy Chairman
Mr M H Visser	Chief Executive Officer
Mr P E Beyers	
Mr W E Bührmann	
Mr G D de Jager	
Mr J W Dreyer	
Mr D M Falck	
Mr P K Harris	
Mr J Malherbe	
Mr M M Morobe	
Mrs J A Preller	
Mr D Prins	
Miss M D C D N C Ramos	
Mr F Robertson	
Mr T van Wyk	

This information is being furnished under paragraph (b)(1)(i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at telephone number (2721) 888 3311 or Robert M Chilstrom of Skadden, Arps, Slate, Meagher & Flom in New York at 212-735-2588 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Mr Chilstrom of Skadden, Arps, Slate, Meagher & Flom at 4 Times Square, New York, NY, 10036-6522.

Yours sincerely,

M Lubbe
Company Secretary

cc: Mr Robert M. Chilstrom
Mr Mahmoud Salem

Remgro
Limited

CARPE DIEM OFFICE PARK, QUANTUM STREET, TECHNO PARK, STELLENBOSCH 7600 · PO BOX 456, CAPE TOWN 8000
TELEPHONE: 021 888 3300 · TELEFAX: 021 888 3399

19 June 2007

Securities and Exchange Commission
Division of Corporate Finance
100F Street, North East
WASHINGTON, D.C. 20549
United States of America

Ladies and Gentlemen,

RE: REMGRO LIMITED (FILE NO 82-5106) -- RULE 12g3-2(b)

In connection with Remgro Limited's (the "Company's") exemption pursuant to rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we enclose one copy of the Company's audited consolidated results for the year ended 31 March 2007, including the declaration of a final dividend for the financial year ended 31 March 2007.

Please note that this press release is also published on the company's website, www.remgro.com. Should you need more than one hard copy of the announcement, you can request it from my office, e-mail address, ml@remgro.com.

Please call the undersigned at telephone number (2721) 888 3311 or Robert M Chilstrom of Skadden, Arps, Slate, Meagher & Flom LLP in New York at 212-735-2588 if you have any comments or questions regarding the enclosed announcement.

Please date stamp the enclosed copy of this letter and return to Mr Chilstrom at Skadden, Arps, Slate, Meagher & Flom LLP at 4 Times Square, New York, NY, 10036-6522.

Yours sincerely,

M Lubbe
Company Secretary

cc: Mr Robert M. Chilstrom
Mr Mahmoud Salem
Ms Tatyana Vesselovskaya

Remgro
Limited

CARPE DIEM OFFICE PARK, QUANTUM STREET, TECHNO PARK, STELLENBOSCH 7600 · PO BOX 456, CAPE TOWN 8000
TELEPHONE: 021 888 3300 · TELEFAX: 021 888 3399

19 June 2007

Securities and Exchange Commission
Division of Corporate Finance
100F Street, North East
WASHINGTON, D.C. 20549
United States of America

Ladies and Gentlemen,

RE: REMGRO LIMITED (FILE NO 82-5106) – RULE 12g3-2(b)

In connection with Remgro Limited's (the "Company's") exemption pursuant to rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we enclose one copy of the Company's audited consolidated results for the year ended 31 March 2007, including the declaration of a final dividend for the financial year ended 31 March 2007.

Please note that this press release is also published on the company's website, www.remgro.com. Should you need more than one hard copy of the announcement, you can request it from my office, e-mail address, ml@remgro.com.

Please call the undersigned at telephone number (2721) 888 3311 or Robert M Chilstrom of Skadden, Arps, Slate, Meagher & Flom LLP in New York at 212-735-2588 if you have any comments or questions regarding the enclosed announcement.

Please date stamp the enclosed copy of this letter and return to Mr Chilstrom at Skadden, Arps, Slate, Meagher & Flom LLP at 4 Times Square, New York, NY, 10036-6522.

Yours sincerely,

[signature]

M Lubbe
Company Secretary

cc: Mr Robert M. Chilstrom
Mr Mahmoud Salem
Ms Tatyana Vesselovskaya

PROFIT ANNOUNCEMENT FOR DISTRIBUTION TO SHAREHOLDERS

REMGRO LIMITED

Registration Number 1968/006415/06
ISIN ZAE000026480 Share code REM

AUDITED CONSOLIDATED RESULTS FOR THE YEAR ENDED 31 MARCH 2007

SALIENT FEATURES

• HEADLINE EARNINGS PER SHARE:	+ 37.4%
• HEADLINE EARNINGS PER SHARE – EXCLUDING NON-RECURRING PORTION OF BEE COSTS IN THE PRIOR PERIOD:	+ 27.8%
• ORDINARY DIVIDEND PER SHARE:	+ 20.2%
• INTRINSIC VALUE PER SHARE AT YEAR-END:	R221.00
• FIVE-YEAR COMPOUND GROWTH RATES:	
– HEADLINE EARNINGS PER SHARE:	12.2% p.a.
– ORDINARY DIVIDEND PER SHARE:	16.1% p.a.

REMGRO LIMITED

ABRIDGED CONSOLIDATED BALANCE SHEET

	2007 R'm	2006 R'm
ASSETS		
Property, plant and equipment	**2 442**	2 318
Biological agricultural assets	**91**	95
Investment properties	**32**	31
Goodwill and trade marks	**413**	352
Investments – Associated companies	**33 033**	26 098
– Other	**6 245**	4 136
Retirement benefits	**10**	-
Loans	**5**	6
Deferred taxation	**124**	90
Cash and cash equivalents	**5 004**	6 357
Other current assets	**2 462**	1 853
Total assets	**49 861**	41 336
EQUITY AND LIABILITIES		
Shareholders' equity	**45 672**	37 494
Minority interest	**755**	596
Total equity	**46 427**	38 090
Interest-bearing loans	**301**	216
Other non-current liabilities	**1 419**	975
Non-interest-bearing current liabilities	**1 714**	2 055
Total equity and liabilities	**49 861**	41 336
Net asset value per share (Rand)		
– At book value	**R96.69**	R78.14
– At intrinsic value *		
– at year-end	**R221.00**	R157.59
– at 15 June 2007 (21 June 2006)	**R221.44**	R169.01

* *Unaudited*

REMGRO LIMITED

ABRIDGED CONSOLIDATED INCOME STATEMENT

	2007 R'm	2006 R'm
Sales	7 877	9 802
Inventory expenses	(4 781)	(4 919)
Personnel costs	(1 306)	(2 603)
Depreciation	(223)	(293)
Other net operating expenses	(551)	(771)
Trading profit	1 016	1 216
Dividends received	156	410
Interest received	334	341
Finance costs	(30)	(29)
Negative goodwill	44	-
Net impairment of investments, assets and goodwill	-	3
Profit on redemption and sale of investments	7	3 162
Consolidated profit before tax	1 527	5 103
Taxation	(403)	(857)
Consolidated profit after tax	1 124	4 246
Share of after-tax profit of associated companies	6 003	4 354
Net profit for the year	7 127	8 600
Attributable to:		
Equity holders	6 942	8 202
Minority interests	185	398
	7 127	8 600

ASSOCIATED COMPANIES

	2007 R'm	2006 R'm
Share of after-tax profit of associated companies		
Profit before taking into account impairments, capital and non-recurring items	5 995	4 428
Net impairment of investments, assets and goodwill	(12)	(157)
Profit on the sale of investments	249	681
Restructuring costs	(237)	(280)
Non-recurring portion of BEE costs	-	(380)
Other capital and non-recurring items	8	62
	6 003	4 354

RECONCILIATION OF HEADLINE EARNINGS

	2007 R'm	2006 R'm
Net profit for the year attributable to equity holders	6 942	8 202
Plus/(minus) – portion attributable to equity holders:		
– Negative goodwill	(44)	-
– Net impairment of investments, assets and goodwill	12	157
– Profit on redemption and sale of investments	(256)	(3 475)
– Restructuring costs	221	279
– Other capital and non-recurring items	(10)	(67)
– Net surplus, after taxation, on disposal of property, plant and equipment	(12)	(12)
Headline earnings	6 853	5 084
Non-recurring portion of BEE costs added back	-	380
Headline earnings – excluding non-recurring portion of BEE costs	6 853	5 464

EARNINGS AND DIVIDENDS

	2007 Cents	2006 Cents
Headline earnings per share		
– Basic	**1 445.4**	1 052.3
– Diluted	**1 401.3**	1 027.7
Headline earnings per share – excluding non-recurring portion of BEE costs		
– Basic	**1 445.4**	1 130.9
– Diluted	**1 401.3**	1 106.1
Earnings per share		
– Basic	**1 464.2**	1 697.6
– Diluted	**1 418.5**	1 671.3
Dividends per share		
Ordinary	**434.00**	361.00
– Interim	**153.00**	133.00
– Final	**281.00**	228.00
Special		400.00

REMGRO LIMITED

ABRIDGED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	2007 R'm	2006 R'm
Balance at 1 April	38 090	36 503
Total income accounted for	14 008	9 108
Exchange rate adjustments	5 035	(1 395)
Net fair value adjustments for the year	1 846	1 903
Net income directly accounted for in equity	6 881	508
Net profit for the year	7 127	8 600
Dividends paid	(3 813)	(4 676)
Capital invested by minorities	30	17
Transfer between reserves and other movements	11	(285)
Change in reserves of associated companies	(824)	(242)
Purchase of shares by wholly owned subsidiary (treasury shares)	(1 031)	(977)
Medi-Clinic*	-	(1 418)
Net (purchase)/delivery of shares by The Remgro Share Trust	(54)	92
Long-term share incentive scheme reserve	10	(21)
Cancellation of treasury shares	-	(11)
Balance at 31 March	46 427	38 090

* *Since 1 January 2006, Medi-Clinic has been accounted for as an associated company, while it was consolidated previously.*

ABRIDGED CONSOLIDATED CASH FLOW STATEMENT

	2007 R'm	2006 R'm
Cash flow from operating activities	1 970	1 786
Taxation paid	(676)	(369)
Dividends received	2 736	3 888
Cash available from operating activities	4 030	5 305
Dividends paid	(3 813)	(4 676)
Net cash inflow from operating activities	217	629
Investing activities	(1 725)	3 364
Financing activities	70	99
Net increase/(decrease) in cash and cash equivalents	(1 438)	4 092
Cash and cash equivalents at the beginning of the year	6 339	2 247
Cash and cash equivalents at the end of the year	4 901	6 339
Cash and cash equivalents – per balance sheet	5 004	6 357
Bank overdraft	(103)	(18)

ADDITIONAL INFORMATION

	2007	2006
Number of shares in issue		
– Ordinary shares of 1 cent each	448 802 207	448 802 207
Issued at 1 April	448 802 207	486 493 650
Cancelled during the year	-	(37 691 443)
– Unlisted B ordinary shares of 10 cents each	35 506 352	35 506 352
Total number of shares in issue	484 308 559	484 308 559
Number of shares held in treasury	(11 948 372)	(4 473 004)
– Ordinary shares repurchased and held in treasury	(8 554 019)	(1 379 635)
– Ordinary shares held by The Remgro Share Trust and accounted for as treasury shares	(3 394 353)	(3 093 369)
	472 360 187	479 835 555
Weighted number of shares	474 123 689	483 154 691

In determining earnings per share and headline earnings per share the weighted number of shares was taken into account.

	2007 R'm	2006 R'm
Listed investments		
Associated		
– Book value	11 478	9 989
– Market value	28 871	23 248
Other		
– Book value	6 229	4 013
– Market value	6 229	4 013
Unlisted investments		
Associated		
– Book value	21 555	16 109
– Directors' valuation	62 969	41 564
Other		
– Book value	16	123
– Directors' valuation	16	123

Additions to and replacement of property, plant and equipment	502	689
Capital commitments (Including amounts authorised, but not yet contracted for)	704	275
Dividends received		
Dividends included in consolidated profit	156	410
Dividends from associated companies set off against investments	2 748	3 349

COMMENTS

1. ACCOUNTING POLICIES

The annual financial statements are prepared on the historical cost basis, unless otherwise indicated, in accordance with International Financial Reporting Standards (IFRS), the requirements of the South African Companies Act, Act 61 of 1973, as amended, and the Listings Requirements of the JSE Limited.

These financial statements incorporate accounting policies that have been consistently applied to both years presented. During the year under review various new accounting standards, interpretations and amendments to IFRS became effective.

The adoption of these new accounting standards, interpretations and amendments to IFRS had no impact on the results of either the current or prior years.

2. COMPARISON WITH PRIOR YEAR

During the previous financial year various investee companies in the Group concluded black economic empowerment (BEE) transactions. The accounting treatment of these transactions resulted in non-recurring charges of R379.7 million against headline earnings for the year ended 31 March 2006. Due to the material effect that the accounting treatment of these transactions had on Remgro's results, headline earnings per share, and its year-on-year comparison, are also presented excluding the non-recurring portion of BEE costs.

Since 1 January 2006, Medi-Clinic Corporation Limited (Medi-Clinic) is accounted for as an associated company, whilst previously it was consolidated. Certain income statement items are therefore not directly comparable with those of the previous financial year.

3. RESULTS

Headline earnings

Total headline earnings for the year to 31 March 2007 increased by 34.8% from R5 084 million to R6 853 million. Headline earnings per share, however, increased by 37.4% from 1 052.3 cents to 1 445.4 cents due to the favourable effect of the share repurchase programme. Excluding Remgro's share of the non-recurring portion of BEE costs incurred by various investee companies in the comparative year, headline earnings and headline earnings per share increased by 25.4% and 27.8% respectively.

Contribution to headline earnings

	Year ended 31 March				
		Non-recurring portion of BEE costs included		Non-recurring portion of BEE costs excluded	
	2007 R'm	% change	2006 R'm	% change	2006 R'm
Tobacco interests	**2 964**	25.1	2 369	25.1	2 369
Financial services	**1 529**	33.3	1 147	6.5	1 436
Industrial interests	**1 924**	62.5	1 184	50.9	1 275
Mining interests	**155**	(46.2)	288	(46.2)	288
Corporate finance and other interests	**281**	192.7	96	192.7	96
	6 853	34.8	5 084	25.4	5 464

REMGRO LIMITED

The following commentary, comparing the results to those of the previous year, is based on headline earnings excluding the non-recurring portion of BEE costs.

The contribution of the tobacco interests, which represented 43.3% (2006: 43.4%) of headline earnings, increased by 25.1%.

Currency movements had a greater impact on the Group's earnings than in the previous financial year. Due to the weaker rand, the currency impact on translation of R&R Holdings SA, Luxembourg's (R&R) contribution to headline earnings increased from an unfavourable R26 million in 2006 to a favourable R420 million, as set out in the table below.

	Year ended 31 March	
	2007	2006
Average exchange rate (R/£)	**13.2898**	11.4050
Closing exchange rate (R/£)	**14.3449**	10.6437
R&R contribution (£'m)	**223**	208
R&R contribution (R'm)	**2 964**	2 369
Favourable/(unfavourable) currency impact (R'm)	**420**	(26)

In sterling terms, R&R's contribution increased by 7.2%.

The combined contribution of FirstRand and RMBH to Remgro's headline earnings amounted to R1 529 million (2006: R1 313 million), an increase of 16.5%, due to good performances by First National Bank and Rand Merchant Bank. In 2006 dividends from Absa Group Limited amounting to R123 million were also accounted for in headline earnings.

The contribution of the industrial interests to headline earnings increased by 50.9%. Unilever Bestfoods Robertsons and Tsb Sugar produced strong results, while Distell and Rainbow Chicken continued their earnings growth, with contributions to Remgro's headline earnings amounting to R210 million and R293 million respectively (2006: R164 million and R250 million). Kagiso Trust Investments (Proprietary) Limited's (KTI) contribution to Remgro's headline earnings was R307 million. During the year under review KTI's profit was favourably impacted by fair value adjustments of the conversion right attached to its holding of Metropolitan Holdings Limited preference shares (R390 million) as well as a non-recurring profit realised on the exercise of its option to acquire an interest in The FirstRand Empowerment Trust (R81 million). As Remgro effectively acquired its investment in KTI during December 2005, no income from KTI was accounted for during the comparative year. Medi-Clinic's contribution to headline earnings increased from R200 million in 2006 to R278 million. This increase can be attributed mainly to secondary taxation on companies (STC) paid by Medi-Clinic in the comparative period on the special dividend that was paid in December 2005. Nampak's contribution to Remgro's headline earnings amounted to R125 million (2006: R107 million).

Mining interests' contribution to headline earnings decreased by 46.2% to R155 million (2006: R288 million). This decrease can be attributed mainly to the non-recurring special dividend amounting to R183 million received from Implats during the comparative year. Dividends received from Implats amounted to R147 million (2006: R277 million). Trans Hex's contribution to headline earnings was R8 million (2006: R10 million).

The central treasury division's contribution increased from R146 million to R266 million. This increase can be attributed mainly to higher interest rates as well as higher average cash balances compared to 2006. Also included therein, are foreign currency profits amounting to R65 million (2006: R24 million loss) relating to intergroup balances. These intergroup balances were settled during the past year.

Headline earnings was also impacted favourably by the accounting recognition of a pension fund surplus amounting to R70 million following the finalisation of a surplus allocation process.

Earnings
Total earnings decreased by 15.4% to R6 942 million (2006: R8 202 million), mainly as a result of capital gains arising on the realisation of investments accounted for during the comparative year.

4. INTRINSIC VALUE

Remgro's intrinsic value per share increased by 40.2% from R157.59 at 31 March 2006 to R221.00 at 31 March 2007. Refer to Annexure A for full details.

5. BRITISH AMERICAN TOBACCO PLC (BAT)

Remgro's interest in BAT is represented by its one-third holding of the ordinary shares and all of the "2005" participation securities issued by R&R. This gives Remgro an effective interest of 10.4% in BAT at 31 March 2007. The other two-thirds of the ordinary share capital of R&R is held by Compagnie Financière Richemont SA.

There was no change in the number of BAT shares held by R&R. However, due to the positive effect of BAT's continuing share buy-back programme, R&R's interest in BAT increased to 29.4% at 31 March 2007 (2006: 28.9%).

R&R's share of BAT's earnings for the twelve months to 31 March 2007 is based on BAT's results for the year ended 31 December 2006 plus the results for the quarter to 31 March 2007 less the results for the quarter to 31 March 2006.

Remgro's share of R&R's headline earnings consists of 35.46% of R&R's share of the attributable profit of BAT and its share of R&R's non-BAT profit (this includes income attributable to its investment in the "2006" participation securities issued by R&R during March 2006).

	2007 £'m	2006 £'m
Attributable profit of BAT before capital and non-recurring items	2 077	1 942
R&R's share of the attributable profit of BAT:		
– 29.06% to 29.40% (2006: 28.56% to 28.89%)	607	558
R&R's non-BAT income	9	29
R&R's headline earnings for the year ended 31 March	616	587
Remgro's share thereof:		
– 35.46% of R&R's share of the attributable profit of BAT	215	198
– portion of R&R's non-BAT income	8	10
	223	208
	R'm	R'm
Translated at an average R/£ rate of 13.2898 (2006: 11. 4050)	2 964	2 369

The following commentary is based on BAT's annual report for the year ended 31 December 2006.

BAT's adjusted, diluted earnings per share, a good indicator of its underlying performance, grew by 10% to 98.12 pence per share. This increase was the result of the improved underlying operating performance from both subsidiaries and associates, together with a lower effective tax rate and the benefit of the share buy-back programme, which more than offset the impact of higher net finance costs and minorities.

BAT cigarette sales volumes from subsidiaries for the year ended 31 December 2006 increased by 2% to 689 billion on both a reported and a 'like-for-like' basis. Net revenues rose by 5% on both an actual and 'like-

for-like' basis. This volume and revenue growth was achieved across a broad spread of markets. The four global 'drive brands' (Kent, Dunhill, Lucky Strike and Pall Mall) continued their impressive performance and achieved overall volume growth of 17%. These brands now represent over 21% of BAT's volumes from subsidiaries, while international brands as a whole account for 40% of the total.

BAT's profit from operations was 8% higher at £2 622 million or 7% higher on a 'like-for-like' basis, with Asia-Pacific, Latin America and the Africa and Middle East regions contributing to these results.

In Europe, profit at £781 million was slightly lower mainly as a result of very competitive trading conditions in a number of markets and the inclusion in the comparative period of a one-off benefit in Italy. Excluding this benefit, profit increased by £9 million, with strong growth from Russia, Hungary, Italy and France, largely offset by declines in Spain, Poland, Germany, the Netherlands and Ukraine. Regional volumes on a 'like-for-like' basis were 2% higher at 248 billion, with growth in Russia, France, Spain and Hungary partly offset by declines in Ukraine, Italy and Germany.

In Asia-Pacific, regional profit increased by £85 million to £616 million, mainly attributable to good performances in Australasia, Malaysia, South Korea and Pakistan. Volumes at 142 billion were 4% higher as strong increases in Pakistan, Bangladesh, South Korea and Vietnam were partially offset by declines in Malaysia and Indonesia.

Profit in Latin America increased by £81 million to £611 million due to good performances across the region, coupled with a stronger average exchange rate in Brazil. Volumes grew in many of the markets which led to an overall increase of 2% to 153 billion.

Profit in the Africa and Middle East region grew by £34 million to £468 million, mainly driven by South Africa, Nigeria, the Middle East and Egypt. Volumes were slightly higher at 103 billion, as a result of Nigeria, Egypt and the Middle East, partially offset by decreases in Turkey.

The profit from the America-Pacific region decreased by £12 million to £424 million, while volumes were down 3% to 44 billion sticks. The increases in profit and volumes from Japan were more than offset by lower contributions from Canada.

BAT's associated companies grew their volumes by 4% to 241 billion sticks. BAT's share of the post-tax results amounted to £431 million. Excluding exceptional items, the share of the post-tax results of associates, increased by £38 million to £427 million mainly from Reynolds American and ITC. The contribution from Reynolds American, excluding brand impairment charges and the benefit from the favourable resolution of certain tax matters in both years as well as other exceptional charges in 2005, was £18 million higher at £285 million. This was mainly due to improved pricing and cost reductions, partially offset by lower volumes. The contribution from ITC, BAT's associate in India, increased by £11 million to £91 million.

6. OTHER INVESTMENTS

The most important changes to Remgro's other investments during the year under review were as follows:

Rainbow Chicken Limited (Rainbow)

During March 2007 Remgro made an offer by way of a scheme of arrangement to acquire the entire issued share capital of Rainbow not already owned by Remgro. The initial offer was for a cash consideration of R16.00 per Rainbow share or 9 Remgro ordinary shares for every 100 shares held in Rainbow, or a combination of the aforementioned. On 5 June 2007 Rainbow shareholders voted against the scheme of arrangement.

An alternative offer, consisting of a cash consideration of R16.00 per Rainbow share or 8.1 Remgro ordinary shares for every 100 shares held in Rainbow, or a combination thereof, became effective on 6 June 2007. The last day to trade in order to participate in the alternative offer will be 22 June 2007.

Since 6 June 2007, to date hereof, Remgro has acquired, 7 841 819 Rainbow shares in the open market at R16.00 per share for a total amount of R126.0 million.

KTI and the Kagiso Infrastructure Empowerment Fund (KIEF)
Remgro entered into agreements with KTI and KIEF, in terms of which it committed funds amounting to R350 million to KIEF. The fund has a target size of R650 million and aims to invest in infrastructure projects, including roads, airports, power and telecommunication installations, railway systems, ports, water and social infrastructure. By 31 March 2007 R4.7 million of the R350.0 million committed was invested.

RMB Holdings Limited (RMBH)
During the year under review, Remgro acquired a further 6 836 847 RMBH shares at an average price of R28.88 for a total amount of R197.5 million. On 31 March 2007, Remgro's interest in RMBH was 23.7% (2006: 23.1%).

Business Partners Limited (Business Partners)
During January 2007 Remgro acquired a further 7 070 699 Business Partners shares for a total amount of R42.2 million. On 31 March 2007, Remgro's interest in Business Partners was 21.3% (2006: 17.8%).

Due to the increase in shareholding, Business Partners was reclassified as an investment in an associated company with effect from 31 March 2007, while previously it was accounted for under "Investments – Other". During the year under review only dividend income from Business Partners amounting to R5.2 million was accounted for. As from 1 April 2007 Business Partners will be accounted for according to the equity method.

Gencor Limited (Gencor)
On 14 March 2006, Gencor was placed under voluntary liquidation and a liquidation dividend of R0.20 per share was declared. During May 2006 Remgro received R7.6 million.

Sage Group Limited (Sage)
As previously reported, Remgro sold its 17.9% interest in Sage to Momentum Group Limited during the previous financial year for R114 million, or R1.75 per Sage share, comprising of an initial payment of R1.42 per share and a potential subsequent payment of up to R0.33 per share. The initial payment received in September 2005 amounted to R92 million.

During the year under review, Remgro received a further R6 million, or R0.09 per Sage share, as partial payment of the potential subsequent payment that was still subject to certain tax disputes being resolved.

On 8 June 2007 Remgro received R17 million, or R0.27 per Sage share, as final distribution following the successful resolution of the tax disputes referred to above.

Medi-Clinic Corporation Limited (Medi-Clinic)
During December 2006 Remgro acquired a further 140 000 Medi-Clinic shares for an amount of R3.3 million. On 31 March 2007, Remgro's interest in Medi-Clinic was 47.6% (2006: 48.0%).

Repurchase of Remgro shares
During the year under review, a wholly owned subsidiary company of Remgro acquired a further 7 174 384 Remgro ordinary shares at an average price of R143.71 for a total amount of R1 031.0 million. At 31 March 2007 8 554 019 Remgro ordinary shares (1.9%) were held as treasury shares. No derivative transactions, which may have led to the repurchase of Remgro shares, were entered into during the year under review.

The Remgro Share Trust purchased 563 000 Remgro ordinary shares during the year under review at an average price of R132.68 for a total amount of R74.7 million, while 262 016 shares were delivered to participants against payment of the subscription price.

Subsequent to the year-end

PG Group of Companies (PG)
Remgro has acquired, subject to certain conditions precedent, a 25% interest in PG for R700 million. The transaction is not expected to have a material impact on Remgro's profits in the short-term.

PG is the largest automotive and building glass corporation in Africa with a successful history of more than 100 years. *PG Glass* and *Shatterprufe* are recognised as two of the strongest brand names in Southern Africa and are synonymous with automotive and building glass throughout the region. PG is also a major exporter of automotive glass to Europe and the United States of America. PG operates a wide spread of manufacturing, wholesale and retail operations in both the automotive and building markets. A new state-of-the-art float glass line (R800 million investment) that will increase capacity by 80% and make South Africa a net exporter of float glass, has been commissioned during April 2007. In addition, PG has recently invested significantly in its automotive manufacturing facilities. It is ideally positioned to participate in the ongoing growth of the building and automotive sectors.

Tsb Sugar Holdings (Proprietary) Limited (Tsb Sugar)
On 31 January 2007 Tsb Sugar entered into an agreement to sell certain sugarcane farms in the Nkomazi region to land claimants in terms of a land reform transaction for an amount of R285 million. The effective date of the transaction is 1 April 2007.

The farms and biological agricultural assets will be rented from the new owners and a joint management company will be responsible for the management of each of the farms. Tsb Sugar and the new owners each have a 50% interest in the management companies.

7. CASH RESOURCES AND APPLICATION

The Company's cash resources at 31 March 2007 are as follows:

	Local R'm	Offshore R'm	Total R'm
Per consolidated balance sheet	1 867	3 137	5 004
Less: Cash from other operating subsidiaries	(647)	-	(647)
Cash at the centre	1 220	3 137	4 357
Attributable share of R&R's cash	-	2 151	2 151
Available cash	**1 220**	**5 288**	**6 508**

The final ordinary dividend per share has been increased by 23.2% to 281 cents. Total ordinary dividends per share in respect of the financial year to 31 March 2007 have therefore increased by 20.2% from 361 cents to 434 cents.

The total distribution to shareholders in respect of the financial year is as follows:

(Based on total issued shares at time of payment)	2007 R'm	2006 R'm
Ordinary		
- Interim	741	694
- Final	1 361	1 104
	2 102	1 798
Special	-	1 937
Total	2 102	3 735

The Board is of the opinion that, after the above distribution to shareholders, the Group will have sufficient cash resources to pursue investment opportunities and to continue its share repurchase programme.

DIRECTORATE

Miss M Ramos was appointed as an independent non-executive director on 26 March 2007. Mr M M Morobe was appointed as an independent non-executive director on 18 June 2007.

REMGRO LIMITED

AUDIT REPORT

The annual financial statements have been audited by PricewaterhouseCoopers Inc. and their unqualified audit reports on the comprehensive annual financial statements and the summarised financial statements are available for inspection at the registered office of the Company.

DIVIDEND DECLARATION

Declaration of Dividend No 14

Notice is hereby given that a final dividend of 281 cents (2006: 228 cents) per share has been declared in respect of both the ordinary shares of one cent each and the unlisted B ordinary shares of ten cents each, for the financial year ended 31 March 2007.

Dates of importance:

Last day to trade in order to participate in the final dividend	Friday, 10 August 2007
Trading on or after this date will be ex the final dividend	Monday, 13 August 2007
Record date	Friday, 17 August 2007
Payment date	Monday, 20 August 2007

Shareholders may not dematerialise or rematerialise their holdings of ordinary shares between Monday, 13 August 2007, and Friday, 17 August 2007, both days inclusive.

The Annual Report will be posted to members during July 2007.

Signed on behalf of the Board of Directors.

Johann Rupert
Chairman

Thys Visser
Chief Executive Officer

Stellenbosch
18 June 2007

DIRECTORATE

Non-executive directors
Johann Rupert (*Chairman*), E de la H Hertzog (*Deputy Chairman*),
P E Beyers, G D de Jager*, J W Dreyer, P K Harris*,
J Malherbe, M M Morobe*,
D Prins*, M Ramos (Miss)*, F Robertson*
(**Independent*)

Executive directors
M H Visser (*Chief Executive Officer*),
W E Bührmann, D M Falck, J A Preller (Mrs), T van Wyk

CORPORATE INFORMATION

Secretary
M Lubbe (Mrs)

Listing
JSE Limited
Sector: Industrials – Diversified Industrials

American depositary receipt (ADR) program
Cusip number 75956M107 ADR to ordinary share 1 : 1

Depositary
The Bank of New York, 101 Barclay Street, New York NY 10286

Business address and registered office
Carpe Diem Office Park, Quantum Street, Techno Park, Stellenbosch 7600
(P O Box 456, Stellenbosch 7599)

Transfer Secretaries
Computershare Investor Services 2004 (Proprietary) Limited, 70 Marshall Street,
Johannesburg 2001
(P O Box 61051, Marshalltown 2107)

Auditors
PricewaterhouseCoopers Inc.
Cape Town

Sponsor
Rand Merchant Bank (A Division of FirstRand Bank Limited)

Website
www.remgro.com

ANNEXURE A

INTRINSIC NET ASSET VALUE

	Notes	Shares held million	Stock exchange closing price	£'m	Exchange rate	31 March 2007 R'm	31 March 2006 R'm
Tobacco interests							
R&R Holdings				3,641.0	14.3449	52,229	34,065
- BAT ordinary shares	1	214.3	1,589	3,405.2			
- Cash and dividends accrued				236.1			
- Other net assets				(0.3)			
Financial services							
FirstRand		481.1	2,460			11,836	9,623
RMB Holdings		280.9	3,599			10,111	7,990
Industrial interests							
Medi-Clinic Corporation		171.1	2,510			4,295	3,531
Unilever Bestfoods Robertsons						3,020	1,984
Distell Group		58.7	5,205			3,054	2,112
Nampak		78.1	2,221			1,735	1,308
Total South Africa						2,226	1,889
Rainbow Chicken		173.6	1,600			2,778	1,642
Tsb Sugar						1,980	1,260
Air Products South Africa						910	801
Dorbyl		14.1	1,300			211	191
Wispeco						421	441
Kagiso Trust Investments						1,312	710
Caxton		7.8	1,670			130	117
Mining interests							
Implats		26.7	22,801			6,085	3,886
Trans Hex Group		30.2	1,450			438	363
Gencor		38.0	-			-	8
Other							
Sundry investments and loans						220	117
Deferred taxation asset/(liability)						(738)	(417)
Other net assets/(liabilities)						506	(100)
Cash at the centre							
- Local	2					1,220	4,066
- Offshore	2			218.7	14.3449	3,137	1,729
Intrinsic net asset value						107,116	77,316
Potential CGT liability	3					(2,714)	(1,699)
Intrinsic net asset value after tax						104,402	75,617
Issued shares after deduction of shares repurchased and the shares in The Remgro Share Trust (million)						472.4	479.8
INTRINSIC VALUE PER SHARE						R221.00	R157.59

Notes

1. This represents Remgro's effective interest of 10.4% in BAT Plc.
2. Cash at the centre excludes cash held by subsidiaries and associated companies that are separately valued above.
3. The potential capital gains tax (CGT) liability, which is unaudited, is calculated on the specific identification method using the most favourable calculation for investments acquired before 1 October 2001 and also taking into account the corporate relief provisions. Deferred CGT on investments available-for-sale (Implats and Caxton) is included in "Other" above.
4. Unlisted investments are shown at directors' valuation. Listed investments, with the exclusion of Rainbow Chicken, are shown at stock exchange prices. Rainbow Chicken is shown at R16.00, the price applicable for the alternative offer to Rainbow Chicken shareholders since 6 June 2007.

END